EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges

	Three months
	Ended
	March 31,	Year Ended December 31,
(Dollars in millions except ratios)	2014	2013	2012	2011	2010	2009
Income (Loss) from continuing operations before income taxes (a)	$(6)	$(207)	$(339)	$727	$190	$274
Fixed charges:
Interest expense (b)	128	524	492	462	416	384
Capitalized Interest	1	4	10	10	19	32
Interest factor portion of rentals (c)	33	131	111	81	65	63
Total fixed charges	162	659	613	553	500	479
Less: Capitalized Interest	(1)	(4)	(10)	(10)	(19)	(32)
Earnings before income taxes and fixed charges	$155	$448	$264	$1,270	$671	$721
Ratio of earnings to fixed charges	—	—	—	2.30	1.34	1.51
Deficiency of earnings available to cover fixed charges (d)	$(7)	$(211)	$(349)	$—	$—	$—

(a)	Income from continuing operations before income taxes has been adjusted to include only distributed income of less-than-fifty-percent-owned persons.

(b)	Interest expense consists of interest expense incurred from continuing operations and amortization of debt issuance costs.

(c)	Interest factor portion of rentals is estimated to be one-third of rental expense.

(d)
For the three months ended March 31, 2014, earnings, as defined, before fixed charges were inadequate to cover fixed charges by $7 million. For the years ended December 31, 2013 and 2012, earnings, as defined, before fixed charges were inadequate to cover fixed charges by $211 million and $349 million, respectively.